Form 10-K, Exhibit 13
period 1996-12-31
LESCO INC/OH
filed 1997-03-26
CIK 745394

                                                                    Exhibit 13


FINANCIAL REVIEW
LESCO, INC.

HIGHLIGHTS

PRO-LAWN ACQUISITION. In January 1996, the Company completed the purchase of certain assets of Agway, Inc.'s Pro-Lawn Division for $11.3 million. The agreement included the acquisition of Pro-Lawn's sales organization and key administrative personnel, inventories and certain fixed assets, all Pro-Lawn licenses/trademarks and supply and distribution agreements. Sales for Pro-Lawn during 1996 were $32.9 million.

FOURTH QUARTER, 1996 NON-RECURRING CHARGES.
The Company reported a net loss of $2.4 million for 1996, or $.29 per share. This loss was due primarily to certain non-recurring fourth quarter pre-tax charges of $12.9 million that related to the following key strategic initiatives:

- In October 1996, the Company entered into an agreement to create a joint venture to manufacture commercial turf care equipment. In conjunction with this joint venture, the Company announced the relocation of the equipment manufacturing operations of its Sebring, Florida plant facility.

- During the fourth quarter 1996, the Company rationalized its product lines and centralized slow moving inventory items to improve the focus on inventory management and customer service.

- The credit function was reorganized to better focus on receivables management, with reserves for uncollectible accounts increased to reflect current collection trends and general economic conditions.

- Internal teams of Company managers were established to dedicate their efforts in the implementation of operating systems upgrades, resulting in incremental costs being incurred. These upgrades will result in better inventory management and customer service.

- Certain other balance sheet items were reduced in order to reflect more current values.

In management's opinion, these actions will help to improve the Company's financial performance going forward into 1997 and beyond.

RESULTS OF OPERATIONS
Company sales rose to a record level in 1996 increasing 29.1% to $312.0 million compared to $241.7 million in 1995, which was an 18.2% increase over 1994 sales of $204.5 million. Excluding the effects of the Pro-Lawn acquisition, each of the Company's key sales groups reflected sales volume growth with Service Centers and Golf Course sales contributing the largest increase for both years. This increase was due primarily to the maturation of existing stores and the expansion in the number of Service Centers and Superstores in operation to 196 as of December 31, 1996 compared to 173 as of December 31, 1995, and 138 as of December 31, 1994. Same store sales for 1996 increased 13.1% compared to a 16.7% increase in 1995. In 1997, the Company intends to expand the Service Center group by 20 stores. The Golf Course sales group, which operates the LESCO Stores-on-Wheels calling directly on golf course superintendents, remained relatively stable at 66 compared to 65 as of December 31, 1995, and 59 as of December 31, 1994.
     The Company recognized a loss of $.29 per share in 1996 compared to earnings of $.59 per share in 1995, and $.72 per share in 1994, exclusive of the cumulative effect of an accounting change of $.14 per share. As noted herein, the loss is primarily a result of certain non-recurring fourth quarter pre-tax charges of $12.9 million.
     Comparing product categories (excluding Pro-Lawn results), sales of consumable goods increased 16.3% to $214.6 million in 1996 compared to $184.6 million in 1995, which increased 19.5% over 1994 sales of $154.4 million. All components of this category (fertilizers, turf protection products, combination products and turfgrass seed) recorded sales volume increases in both 1996 and 1995. Hard goods, with its major sales component being equipment, also increased due to sales volume to $64.6 million in 1996, a 13.1% increase over 1995 sales of $57.1 million, which increased 14.0% over 1994 sales of $50.1 million. The Company anticipates future growth in both product categories through increases in its sales force and new product introductions. In the equipment business, significant improvement is anticipated as the Company realizes cost improvements, and enhanced product development activities from the joint venture to manufacture commercial turf care equipment.
     The Company's gross profit as a percent of sales was 30.0% in 1996 compared to 33.6% in 1995, and 34.6% in 1994. Adjusted for the effects of the non-recurring fourth quarter pre-tax charges of $6.8 million reflected in cost of sales, 1996 gross profit was 32.1%. The decline in 1996 gross profit, adjusted for the non-recurring fourth quarter charges, compared to 1995 was primarily attributable to the effects of lower margins of the Pro-Lawn business. The 1995 margin decrease compared to 1994 was the result of the increasing cost of urea. Urea is the major component in fertilizers, and costs increased at a greater rate than price increases to customers during 1995.

     Selling, general and administrative expenses were 30.7% of sales in 1996 compared to 30.1% in 1995, and 29.9% in 1994. Adjusted for the effects of the non-recurring fourth quarter pre-tax charges of $6.1 million included in this category, selling, general and administrative expenses were 28.7% of sales. Selling expense is the largest component of this cost and increased 25.9 % to $47.6 million in 1996 compared to $37.8 million in 1995, which was an increase of 29.2% over $29.3 million in 1994. Selling expense is driven by the Company's Service Center expenses. The number of Service Centers in operation increased from 138 stores at the end of 1994 to 196 stores at the end of 1996. LESCO Stores-on-Wheels also increased during this period from 59 to 66 operating units. The Company's distribution and delivery expenses increased slightly to 7.5% of sales in 1996 compared to 7.2% for both 1995 and 1994, due primarily to the Pro-Lawn acquisition. General and administrative expenses were 6.7% of sales in 1996 compared to 5.7% in 1995, and 6.2% in 1994. Adjusted for the effects of costs accrued in conjunction with the relocation of the Sebring equipment manufacturing operations and changes in the estimated provision for uncollectible accounts receivable, 1996 general and administrative expenses were 5.7% of sales.
     Interest expense increased to $4.2 million in 1996 from $2.8 million in 1995, and $1.9 million in 1994. The primary reason for the 1996 increase was increased borrowings due primarily to the Pro-Lawn acquisition, with interest rates affecting expense to a lesser degree. Other - net consists primarily of customer finance charges which total $2.6 million in 1996 compared to $2.1 million in 1995, and $1.8 million in 1994. The Company's effective tax rate was 33.9% in 1996 compared to 38.4% in 1995 and 38.5% in 1994. The rate is inclusive of federal, state and local rates with the change from 1995 to 1996 reflecting the effects of the Company's net loss and recurring permanent book to tax reconciling items.
     Effective January 1, 1994, the Company changed its method of accounting for inventory costs to include the capitalization of certain warehousing, transportation and procurement costs which were previously expensed. The cumulative effect of this change was to increase net income in 1994 by $1.1 million (net of $ .7 million in income taxes), or $.14 per share. The Company's earnings per share, exclusive of the cumulative effect of the accounting change, were $.72 in 1994.

LIQUIDITY AND CAPITAL RESOURCES
The Company's debt to total capitalization ratio was .51 as of December 31, 1996 compared to .40 as of year-end 1995, and .34 as of year-end 1994. This increase was due primarily to funding that was required for the Pro-Lawn acquisition. Accounts receivable increased $9.7 million as of December 31, 1996 compared to year-end 1995, and $9.3 million at year-end 1995 over 1994, a 20.4% and 24.2% increase, respectively. These increases relate to sales increases of 29.1% in 1996 and 18.2% in 1995, with 1995 reflecting an increase in early order dating program receivables due in the Spring of 1996. Inventories increased $7.3 million as of December 31, 1996 compared to year-end 1995, and $9.1 million at year-end 1995 over 1994, a 12.1% and 17.6% increase, respectively. The increase in inventories relates primarily to the increase in the number of Service Centers in operation, along with the inventories acquired in the Pro-Lawn acquisition.
     During 1996, the Company's expenditures for capital additions and improvements totaled $5.1 million. Included in that total are information systems technology improvements of approximately $3.7 million designed to improve inventory control and customer service. The remaining capital expenditures were primarily for Service Center expansions, and capital for manufacturing productivity improvements. Capital improvement programs planned for 1997 include the expansion of the Sebring, Florida fertilizer production facility, continued advancements in information technology, 20 new Service Centers, and further improvements in manufacturing processes. The funding for these investments will be provided by operations, the Company's credit facility or by specific project financing.
     In November 1996, the Company increased its maximum available line of credit to $80.0 million from $70.0 million. This additional borrowing capacity will provide for 1997 working capital needs, planned capital improvements, and capital requirements for the commercial turf equipment joint venture. The credit facility matures in April 2000, is unsecured and does not have a prepayment penalty. Interest is payable at the bank's prevailing prime rate or at alternative rates based on LIBOR or CD options as elected by the Company. At December 31, 1996, the Company had $21.8 million available under this line of credit.
                                       13

SELECTED FINANCIAL DATA 1992-96

STATEMENTS OF OPERATIONS DATA
LESCO, INC.


(In thousands, except share data)                     FOR THE YEARS ENDED DECEMBER 31
------------------------------------------------------------------------------------------------
                                            1996       1995        1994        1993       1992
------------------------------------------------------------------------------------------------

Net sales                                 $312,031   $241,667    $204,523    $166,203   $145,704
Cost of sales                              211,825    160,576     133,826     108,703     97,782
Other cost of sales                          6,771         --          --          --         --
------------------------------------------------------------------------------------------------
Gross profit on sales                       93,435     81,091      70,697      57,500     47,922
Selling, general and
   administrative expenses                  91,065     71,635      60,175      47,868     39,776
Other expenses                               4,745      1,035       1,071       1,918      1,537
------------------------------------------------------------------------------------------------
(Loss) Income from operations               (2,375)     8,421       9,451       7,714      6,609
Other deductions-net                         1,177        585          71         189        550
------------------------------------------------------------------------------------------------
(Loss) Income before income
   taxes and cumulative effect of
   change in accounting principle           (3,552)     7,836       9,380       7,525      6,059
Income tax (benefit) expense                (1,203)     3,009       3,608       2,765      2,202
------------------------------------------------------------------------------------------------
(Loss) Income before
   cumulative effect of change
   in accounting principle                  (2,349)     4,827       5,772       4,760      3,857
------------------------------------------------------------------------------------------------
Cumulative effect on prior years of
   changing the method of capitalizing
   certain inventory costs                      --         --       1,149          --         --
------------------------------------------------------------------------------------------------
Net (loss) income                        $  (2,349) $   4,827   $   6,921   $   4,760  $   3,857
------------------------------------------------------------------------------------------------

EARNINGS PER SHARE
(Loss) Income before
   cumulative effect of change
   in accounting principle                   ($.29)      $.59        $.72        $.68       $.60
Cumulative effect on prior years
   of changing the method of
   capitalizing certain inventory costs         --         --        $.14          --         --
------------------------------------------------------------------------------------------------
(Loss) Earnings per share                    ($.29)      $.59        $.86        $.68       $.60
Cash dividends per common share               $.11       $.10        $.09        $.08       $.07
Weighted average number of
   common and common equivalent
   shares outstanding                    8,007,001  8,116,740   8,034,387   6,963,994  6,438,024

BALANCE SHEET DATA
Working capital                          $  99,904   $ 85,950    $ 70,839    $ 65,414   $ 56,873
Total assets                               164,673    137,821     114,612     104,471     95,882
Long-term debt, net of current portion      64,704     43,258      29,542      33,122     45,499
Shareholders' equity                        61,699     63,878      58,175      50,883     29,453


NOTES: A. All share data have been adjusted to give effect to a 3-for-2 stock split completed by the Company in July 1993.
       B. Cumulative Effect - Effective January 1, 1994, the Company changed its method of accounting for inventory costs to include the capitalization of certain warehousing, transportation and procurement costs which were previously expensed.

STATEMENTS OF OPERATIONS
LESCO, INC.


(In thousands, except share data)                               For the Years Ended December 31
------------------------------------------------------------------------------------------------

                                                                 1996         1995         1994
------------------------------------------------------------------------------------------------
Net sales                                                     $312,031     $241,667     $204,523
Cost of sales                                                  211,825      160,576      133,826
Other cost of sales (Note 4)                                     6,771           --           --
------------------------------------------------------------------------------------------------
   Total cost of sales                                         218,596      160,576      133,826
------------------------------------------------------------------------------------------------
       GROSS PROFIT ON SALES                                    93,435       81,091       70,697
Selling, general and administrative expenses                    91,065       71,635       60,175
Other expenses (Note 4)                                          4,745        1,035        1,071
------------------------------------------------------------------------------------------------
                                                                95,810       72,670       61,246
------------------------------------------------------------------------------------------------
       (Loss)Income from Operations                             (2,375)       8,421        9,451
Other deductions (income):
Interest expense                                                 4,214        2,831        1,930
Other - net                                                     (3,037)      (2,246)      (1,859)
------------------------------------------------------------------------------------------------
                                                                 1,177          585           71
------------------------------------------------------------------------------------------------
(Loss) Income before income taxes and cumulative effect
   of change in accounting principle                            (3,552)       7,836        9,380
Income tax (benefit) expense                                    (1,203)       3,009        3,608
------------------------------------------------------------------------------------------------
(Loss) Income before cumulative effect of
   change in accounting principle                               (2,349)       4,827        5,772
Cumulative effect on prior years of changing the method
   of capitalizing certain inventory costs                          --           --        1,149
------------------------------------------------------------------------------------------------
       NET (LOSS) INCOME                                     $  (2,349)    $  4,827     $  6,921
------------------------------------------------------------------------------------------------
(Loss) Earnings per share:
   (Loss) Income before cumulative effect of change in
     accounting principle                                   $     (.29)       $ .59        $ .72
   Cumulative effect on prior years of changing the method
     of capitalizing certain inventory costs                        --           --          .14
------------------------------------------------------------------------------------------------
       (LOSS) EARNINGS PER SHARE                            $     (.29)       $ .59        $ .86
------------------------------------------------------------------------------------------------
Weighted average number of common and common
   equivalent shares outstanding                             8,007,001    8,116,740    8,034,387
------------------------------------------------------------------------------------------------

See notes to financial statements.

              REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Shareholders and Board of Directors
LESCO, Inc.

We have audited the accompanying balance sheets of LESCO, Inc. as of December 31, 1996 and 1995, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LESCO, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As described in Note 9 to the financial statements, in 1994 the Company changed its method of accounting for certain inventory costs.


Cleveland, Ohio                                          /s/ Ernst & Young LLP
February 14, 1997

BALANCE SHEETS
LESCO, INC.


(In thousands, except share data)                                              DECEMBER 31
---------------------------------------------------------------------------------------------------

                                                                         1996             1995
---------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS

   Cash ..................................................................   $   1,900    $   2,620
   Accounts receivable, less allowance of $4,100 in 1996;
     $2,500 in 1995 ......................................................      57,424       47,695
   Inventories ...........................................................      68,090       60,773
   Deferred federal income taxes .........................................       4,734        1,194
   Prepaid expenses and other assets .....................................       4,398        3,221
---------------------------------------------------------------------------------------------------
     TOTAL CURRENT ASSETS ................................................     136,546      115,503

PROPERTY, PLANT AND EQUIPMENT
   Land ..................................................................         499          499
   Buildings and improvements ............................................      13,521       13,007
   Machinery and equipment ...............................................      23,099       21,399
   Trucks and automobiles ................................................       1,613        1,694
   Furniture and fixtures ................................................       9,015        6,273
---------------------------------------------------------------------------------------------------
                                                                                47,747       42,872
   Less allowance for depreciation and amortization ......................      24,454       21,431
---------------------------------------------------------------------------------------------------
                                                                                23,293       21,441

OTHER ASSETS .............................................................       4,834          877
---------------------------------------------------------------------------------------------------
     TOTAL ASSETS ........................................................   $ 164,673    $ 137,821
===================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable ......................................................   $  26,786    $  23,670
   Salaries, wages and profit sharing ....................................       2,642        1,329
   Other liabilities and accrued expenses ................................       7,014        4,354
   Current portion of long-term debt .....................................         200          200
---------------------------------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES ...........................................      36,642       29,553

LONG-TERM DEBT ...........................................................      64,704       43,258

DEFERRED INCOME TAXES ....................................................       1,628        1,132

SHAREHOLDERS' EQUITY
   Preferred shares - without par value - 500,000 shares authorized
   Common shares - without par value - 19,500,000 shares
     authorized; 8,067,517 shares issued and 8,064,367 shares
     outstanding in 1996; 7,956,738 shares issued and
     7,949,988 shares outstanding in 1995 ................................         807          796
   Paid-in capital .......................................................      26,549       25,197
   Retained earnings .....................................................      34,694       37,922
   Less treasury shares ..................................................         (17)         (37)
   Unearned compensation .................................................        (334)        --
---------------------------------------------------------------------------------------------------
     TOTAL SHAREHOLDERS' EQUITY ..........................................      61,699       63,878
---------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..........................   $ 164,673    $ 137,821
===================================================================================================

See notes to financial statements.

STATEMENTS OF CASH FLOWS
LESCO, INC.


(In thousands)                                                  FOR THE YEARS ENDED DECEMBER 31
------------------------------------------------------------------------------------------------
                                                                 1996         1995         1994
------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net (loss) income                                            $  (2,349)    $  4,827     $  6,921
Adjustments to reconcile net (loss) income to
   net cash (used) provided by operating activities:
   Cumulative effect of accounting change                           --           --       (1,149)
   Depreciation and amortization                                 3,728        3,234        3,119
   Deferred income taxes                                        (3,182)         291          271
   Increase in accounts receivable                             (13,094)     (10,314)      (7,171)
   Provision for uncollectible accounts receivable               3,392        1,035        1,071
   Increase in inventories                                      (7,017)      (9,097)      (2,624)
   Provisions for inventory and plant relocation reserves        8,124           --           --
   Increase in accounts payable                                  3,116        3,003        5,440
   Change in other current items                                 1,791         (385)          79
   Other                                                          (179)          65          796
------------------------------------------------------------------------------------------------
     NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES           (5,670)      (7,341)       6,753

INVESTING ACTIVITIES
Purchase of property, plant and equipment - net                 (5,140)      (7,609)      (2,327)
Asset purchase of Pro-Lawn                                     (11,268)          --           --
------------------------------------------------------------------------------------------------
     NET CASH USED IN INVESTING ACTIVITIES                     (16,408)      (7,609)      (2,327)

FINANCING ACTIVITIES
Proceeds from borrowings                                       110,200       81,400       84,600
Reduction of borrowings                                        (88,754)     (67,684)     (88,180)
Issuance of common shares                                          791        1,300          733
Cash dividends                                                    (879)        (783)        (698)
------------------------------------------------------------------------------------------------
     NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES           21,358       14,233       (3,545)
Net (decrease) increase in cash                                   (720)        (717)         881
------------------------------------------------------------------------------------------------
Cash-- beginning of the year                                     2,620        3,337        2,456
------------------------------------------------------------------------------------------------
     CASH - END OF THE YEAR                                    $ 1,900     $  2,620     $  3,337
------------------------------------------------------------------------------------------------

See notes to financial statements.


STATEMENTS OF SHAREHOLDERS' EQUITY
LESCO, INC.


(In thousands, except share data)      COMMON SHARES                                        UNEARNED
                                    --------------------   PAID-IN   RETAINED    TREASURY   COMPEN-
                                     SHARES     DOLLARS    CAPITAL   EARNINGS     SHARES    SATION
----------------------------------------------------------------------------------------------------
Balance at January 1, 1994          7,709,735     $772     $22,492    $27,655     $(37)
   Issuance of common shares           89,188        9       1,060
   Dividends paid - $.09 per share                                       (698)
   Net income                                                           6,921
----------------------------------------------------------------------------------------------------
Balance at December 31, 1994        7,798,923      781      23,552     33,878      (37)
   Issuance of common shares          151,065       15       1,645
   Dividends paid - $.10 per share                                       (783)
   Net income                                                           4,827
----------------------------------------------------------------------------------------------------
Balance at December 31, 1995        7,949,988      796      25,197     37,922      (37)
   Issuance of common shares           87,750        9         987
   Issuance of restricted
     common shares                     23,029        2         332                           $(334)
   Issuance of treasury shares          3,600                   33                  20
   Dividends paid - $.11 per share                                       (879)
   Net loss                                                            (2,349)
----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996        8,064,367     $807     $26,549    $34,694     $(17)      $(334)
====================================================================================================

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
LESCO, INC.

NATURE OF BUSINESS
The Company is engaged in a single business segment which is the manufacture and marketing of turf care products, including turf control products, fertilizer, turfgrass seed and equipment, to the professional sector of the green industry. Substantially all of the Company's accounts receivable are due from companies in the green industry located throughout the United States. Credit is extended based on an evaluation of each customer's financial condition, and generally, collateral is not required. The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions by management and actual results may differ from these estimates.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
INVENTORIES: Inventories are valued principally at the lower of cost (average cost method) or market and consist of $1,600,000 and $3,174,000 in raw materials and $66,490,000 and $57,599,000 in work-in-process and finished goods at December 31, 1996 and 1995, respectively.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets. Buildings are depreciated over 15 to 20 years with machinery, equipment and other depreciable assets over 5 to 12 years. Expenditures for maintenance and repairs are charged to income as incurred. Additions and improvements are capitalized.

INTANGIBLE ASSETS: Included in other assets are $4,023,000 of intangible assets consisting primarily of trademarks, customer lists, and other specifically identifiable assets arising from the Pro-Lawn acquisition. These assets are being amortized using the straight-line method over periods of 3 to 20 years. Amortization expense for the year ended December 31, 1996 was $246,000.

IMPAIRMENT OF LONG-LIVED ASSETS: The Company assesses the recoverability of its long-lived and intangible assets by determining whether the amortization of the remaining balance over its remaining useful life can be recovered through undiscounted future operating cash flows. If impairment exists, the carrying amount of the related asset is reduced.

EARNINGS (LOSS) PER COMMON SHARE: Earnings (loss) per common share is based on the weighted average number of common shares and, if dilutive, common equivalent shares outstanding.

FINANCE CHARGES: Other - net in the accompanying statements of operations includes $2,643,000, $2,148,000 and $1,834,000 in customer finance charges in 1996, 1995 and 1994, respectively.

STOCK OPTIONS: The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, the Company follows the accounting provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which recognizes as compensation cost the difference between the fair market value and the exercise price of stock options at the date of grant.

NOTE 2 -- ACQUISITION
   During January 1996, the Company completed the purchase of certain assets of Agway, Inc.'s Pro-Lawn Division. The agreement included acquisition of Pro-Lawn's sales organization and key administrative personnel, inventories and certain fixed assets, all Pro-Lawn licenses/trademarks and supply and distribution agreements for $11,268,000 in cash. The operating results of the acquired business have been included in the statement of operations from the date of acquisition.

NOTE 3 -- DEFINED CONTRIBUTION RETIREMENT PLAN
   The Company maintains a defined contribution retirement plan for its employees. The Company matches the contributions of participating employees on the basis of percentages specified in the plan. Company contributions to the plan were $454,000, $364,000 and $295,000 for 1996, 1995 and 1994, respectively.

NOTE 4 -- OTHER COSTS AND EXPENSES
   A summary of significant items included in the statements of operations is as follows:

                                           OTHER COST
(In thousands)                              OF SALES         OTHER EXPENSES
-----------------------------------------------------  -------------------------
YEARS ENDED
DECEMBER 31 ..........................      1996       1996      1995      1994
-----------------------------------------------------  -------------------------
Costs related to the
  relocation of equip-
  ment manufacturing
  operations .........................     $4,555     $1,353     $--        $ --
Inventory reserves ...................      2,216       --        --          --
Provisions for uncollectible
  accounts receivable ................       --        3,392     1,035     1,071
--------------------------------------------------------------------------------
                                           $6,771     $4,745    $1,035    $1,071
                                           =====================================

     In October 1996, the Company entered into an agreement to create a joint venture to manufacture commercial turf care equipment. In conjunction with this joint venture, the Company has announced the relocation of the equipment manufacturing operations of its Sebring, Florida plant facility. Accordingly, certain costs related to this plant relocation have been recognized during the fourth quarter of 1996, and consist of inventory valuation reserves of $4,555,000, and other related plant shutdown costs of $1,353,000. The Company anticipates that this shutdown process will be completed during 1997. At December 31, 1996, no payments have been made against these respective accruals.
   During 1996, the Company conducted a comprehensive product evaluation which led to the discontinuance of certain finished goods inventory items. As a result of this evaluation, an inventory redeployment program was implemented in order to consolidate discontinued and slow moving finished goods inventories from its respective Service Centers and Stores-on-Wheels into more centralized locations for redistribution and liquidation. As a result of this process the historical cost of certain inventory items was reduced by $2,216,000 during the fourth quarter to reflect its estimated net realizable value.
   Additionally, in the fourth quarter of 1996, the Company revised its estimated provision for uncollectible accounts receivable to more closely reflect current collection trends. The increase in the estimated provision resulted in a $1,931,000 charge to operations in the fourth quarter. The combined effect of these items decreased pre-tax income in the fourth quarter by $10,055,000, and after-tax income by $6,636,000, or $.83 per share.

NOTE 5 -- LEASES
   The Company leases certain operating facilities and equipment. Certain lease agreements provide for renewal options along with provisions for adjusting the lease payments. Total rent expense for 1996, 1995 and 1994, was approximately $11,400,000, $8,900,000 and $7,070,000, respectively. Future minimum lease payments are as follows:


             (In thousands)
         YEARS ENDED DECEMBER 31      TOTAL
         -----------------------------------
                1997                $ 8,227
                1998                  7,567
                1999                  6,421
                2000                  5,679
                2001                  4,834
         2002 and thereafter         12,479
         -----------------------------------
                                    $45,207
         ===================================

NOTE 6 -- CAPITAL STOCK AND STOCK PLANS
STOCK OPTIONS: The Company has stock option plans which provide for the issuance of incentive stock options, non-qualified stock options and stock appreciation rights (SAR's) either in connection with, or independent of, any option and performance and other share awards. The plans provide for the issuance of a maximum of 1,583,875 common shares to key employees.

     Options are exercisable for up to ten years, at an option price which approximates the fair market value on the date the option is granted. Additional paid-in capital includes tax benefits of $205,000, $352,000, and $230,000 relating to the exercise of options in 1996, 1995 and 1994, respectively. The following table summarizes the changes in the outstanding options for the three years ended December 31, 1996:

-----------------------------------------------------------------  -------------------------  ---------------------------
                                                  1996                      1995                         1994
                                       --------------------------  -------------------------  ---------------------------
                                                      WEIGHTED                   WEIGHTED                    WEIGHTED
                                                      AVERAGE                    AVERAGE                      AVERAGE
                                          OPTIONS  EXERCISE PRICE    OPTIONS  EXERCISE PRICE      OPTIONS  EXERCISE PRICE
-----------------------------------------------------------------  -------------------------  ---------------------------
Outstanding - beginning of year            635,076   $  11.92        656,801     $  10.26         609,289     $   8.94
Granted                                    272,050      14.56        142,250        15.51         113,250        15.99
Exercised                                  (87,750)      9.01       (149,225)        8.60         (64,988)        7.81
Cancelled/Forfeited                         (7,650)     15.02        (14,750)        6.31            (750)       16.00
-----------------------------------------------------------------  -------------------------  ---------------------------
Outstanding - end of year                  811,726   $  13.09        635,076     $  11.92         656,801     $  10.26
=================================================================  ======================================================
Option Price Range at end of year                    $5.67 to                    $5.67 to                     $5.67 to
                                                     $  16.00                    $  16.00                     $  16.00
Exercisable - end of year                  679,726                   635,076                      656,801
Reserved for future grants                 391,825                   226,825                      356,165

Weighted average fair value of options
  granted during the year                            $   4.35                     $  4.58                         N/A

The following table summarizes information about stock options outstanding as of December 31, 1996:

RANGE OF                         OPTIONS                 OPTIONS             WEIGHTED AVERAGE            WEIGHTED AVERAGE
EXERCISE PRICES                OUTSTANDING             EXERCISABLE            EXERCISE PRICE             CONTRACTUAL LIFE
-------------------------------------------------------------------------------------------------------------------------

 $5.67 to $7.00                  139,451                 139,451                  $ 6.46                    3.0 Years
                             --------------------------------------------------------------------------------------------
 $11.33 to $16.00                672,275                 540,275                   14.47                    8.0 Years
                             --------------------------------------------------------------------------------------------
                                 811,726                 679,726                  $13.09                    7.1 Years
                             ============================================================================================

   During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation expense has been recognized for the stock option plans as permitted under previously existing accounting standards. Had compensation cost for the stock option plans been determined based on the fair value at the grant date in accordance with SFAS No. 123, the Company's net (loss) income and related earnings (loss) per share would have been reduced to the pro forma amounts indicated below:


                                           YEARS ENDED DECEMBER 31
------------------------------------------------------------------
(In thousands, except per share data)            1996        1995
------------------------------------------------------------------
Net (loss) income - as reported               $(2,349)     $4,827
Net (loss) income - pro forma                 $(2,751)     $4,453
Earnings (loss) per share - as reported       $  (.29)     $  .59
Earnings (loss) per share - pro forma         $  (.34)     $  .55

   Included in these pro-forma disclosures are stock options issued in 1996 and 1995 that were 100% vested by the end of the year in which the options were granted. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for 1996 and 1995, respectively: dividend yield of .69% and
 .68%; expected stock price volatility of .28 and .29; risk-free interest rate of 6.00% and 5.35%; and expected lives of 4 years. This option valuation model requires input of highly subjective assumptions and, in management's opinion, does not provide a reliable single measure of the fair value of its employee stock options.
   In 1993, the Company entered into an employment agreement with an executive officer that provides for the issuance of non-qualified stock options to purchase up to 300,000 common shares. Such options vest ratably over a five-year period beginning June 30, 1994, and expire ten years after each option vests.
The exercise price per share is $9.33 for the first 60,000 common shares and $10.00 for the remaining 240,000 common shares. Options for 273,960 shares were outstanding and 153,960 shares were exercisable at December 31, 1996.

RIGHTS PLAN: In May 1994, the Company adopted a preferred share purchase rights plan and declared a distribution of one Preferred Share Purchase Right (Right) on each outstanding common share. The Rights will become exercisable if a person or group acquires 20% or more of the Company's common shares, announces a tender offer for 20% or more of the common shares, or is declared an "Adverse Person" by the Company's Board of Directors. Each Right entitles shareholders to buy one one-hundredth of a share of a new series of participating preferred shares at an exercise price of $75.00.
   In addition, if a person or group acquires 20% or more of the Company's outstanding common shares, each Right will entitle its holder (other than such person or members of such group) to purchase one of the Company's common shares (subject to certain adjustments) for a price of $.50 per share. If, after a person acquires 20% or more of the Company's common shares, the Company is acquired in a merger or other business combination transaction with such person, or 50% or more of its assets or earning power are sold, each Right will entitle its holder to purchase for a price of $.50 per share, a specified number of the acquiring Company's common shares.
   Prior to the acquisition by a person or group of 20% or more of the Company's common shares, the Rights are redeemable for one cent per right at the option of the Board of Directors. The Rights expire on May 31, 2004.

PERFORMANCE SHARE PLAN: During 1996, the Company established a Long-Term Performance Plan which grants restricted common stock awards to certain officers. These officers are entitled to receive common stock of the Company based upon certain performance criteria over a three-year performance period. Participants in the plan have the rights of shareholders, including the right to receive dividends and the right to vote. Compensation expense to be recognized under this plan is based on the extent to which the performance criteria are being met. In 1996, 23,029 shares were granted with a fair market value of $334,000 which is reflected in shareholders' equity as unearned compensation.

NOTE 7 -- INCOME TAXES
The provision for income taxes applicable to income before cumulative effect of change in accounting principle consists of the following:

                                                  YEARS ENDED DECEMBER 31
--------------------------------------------------------------------------------
(In thousands)                             1996           1995            1994
--------------------------------------------------------------------------------
Current .........................        $ 1,979         $ 2,784        $ 3,929
Deferred (benefit) ..............         (3,182)            225           (321)
-------------------------------------------------------------------------------
Income tax
  (benefit) expense .............        $(1,203)        $ 3,009        $ 3,608
===============================================================================

   The provision (benefit) for income taxes differs from the Federal statutory rate as follows:

                                                   YEARS ENDED DECEMBER 31
--------------------------------------------------------------------------------
(In thousands)                                1996          1995          1994
--------------------------------------------------------------------------------
Income taxes at
  statutory rate ....................       $(1,208)       $ 2,665       $ 3,190
State and local income
  taxes net of federal
  income tax benefit ................           (95)           250           350
Other ...............................           100             94            68
--------------------------------------------------------------------------------
Income tax
  (benefit) expense .................       $(1,203)       $ 3,009       $ 3,608
================================================================================

   Income tax payments were $4,006,000, $4,562,000 and $4,022,000 in 1996, 1995 and 1994, respectively.
   For Federal income tax purposes, the Company has a tax loss carryover of $285,000, resulting from a change in fiscal year, which may be used in years 1997 through 2006.
   The significant components of deferred tax assets and liabilities are as follows:

                           DECEMBER 31, 1996        DECEMBER 31, 1995
                         ---------------------  -------------------------
                             DEFERRED TAX            DEFERRED TAX
                         ---------------------  -------------------------
(In thousands)             ASSETS  LIABILITIES   ASSETS      LIABILITIES
----------------------------------------------  -------------------------
Depreciation                          $1,607                   $1,395
Allowance for
  bad debts                 $1,394                $850
Accrued employee
  benefits                    128
Tax loss carryover             97                  194
Accrued insurance             110
Inventory reserves            684                                 187
Accrued
  compensation                667                  420
Reserves for
  relocation of
  equipment
  manufacturing
  operations                2,009
Prepaid expenses                        355                       328
Other                         111       147        474            119
-------------------------------------------------------------------------
                           $5,200    $2,109     $1,938          $2,029
=========================================================================


NOTE 8 -- LONG-TERM DEBT
Long-term debt consists of the following:


                                         DECEMBER 31
-------------------------------------------------------
(In thousands)                         1996        1995
-------------------------------------------------------
Credit agreement                    $58,200     $36,600
Industrial revenue bond               5,875       5,875
Other debt                              829         983
-------------------------------------------------------
                                     64,904      43,458
Less current portion                    200         200
-------------------------------------------------------
                                    $64,704     $43,258
=======================================================

   In November 1996, the Company amended its credit agreement to increase the maximum line of credit to $80,000,000 and to extend the maturity to April 30, 2000. The credit agreement is unsecured and has no prepayment penalty. Interest is payable at the bank's prevailing base rate (8.25% at December 31, 1996) as to $3,200,000 of principal, or at alternative rates elected by the Company as provided by the agreement (ranging from 6.29% to 6.34% at December 31, 1996) for the remaining principal due, together with a .125% commitment fee for the unused portion of the credit line.
   The Company has a seven-year, $7,000,000 notional amount interest rate swap agreement which converts existing floating rate debt, expiring in 2002, for 6.335% fixed rate debt. If the Company were to terminate this agreement, at December 31, 1996 the estimated cost would be $5,000.
   The industrial revenue bond is due in 2014. Interest is payable quarterly at a rate based on market rates for comparable tax-exempt debt (4.25% at December 31, 1996). Under certain circumstances, the Company may convert the interest rate to a fixed rate. The industrial revenue bond is secured by mortgages on property and equipment acquired with the proceeds (net book value of $7,500,000 at December 31, 1996).
   The revolving credit agreement and industrial revenue bond contain various restrictive covenants, including limits on additional borrowings, lease payments and annual dividend payments ($1,500,000); maintenance of certain operating and financial ratios and maintenance of minimum net worth ($53,400,000 at December 31, 1996). The carrying amount of the Company's long-term debt approximates fair value at December 31, 1996 based upon consideration of current market rates.
   The annual maturities of long-term debt for the years 1998 through 2001 are $160,000, $87,000, $58,292,000 and $97,000, respectively.
   Interest payments were $4,121,000, $2,770,000, and $2,017,000 in the years ended December 31, 1996, 1995, and 1994, respectively.

NOTE 9 -- CHANGE IN INVENTORY ACCOUNTING METHOD
Effective January 1, 1994, the Company changed its method of accounting for inventory costs to include the capitalization of certain warehousing, transportation and procurement costs which were previously expensed. The Company believes this method more closely matches expenses with revenues. The cumulative effect of this change at January 1, 1994 was an increase in net income of $1,149,000 (net of $735,000 in income taxes), or $.14 per share. The effect of the change during 1994 was not material.

NOTE 10 -- QUARTERLY RESULTS (UNAUDITED)
The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1996 and 1995:

(In thousands, except share data)

                               QUARTER ENDED 1996
----------------------------------------------------------------------
                           MAR. 31      JUNE 30    SEPT. 30    DEC. 31
----------------------------------------------------------------------
Net sales                  $53,533     $104,444     $91,316    $62,738
Gross profit                17,999       33,093      29,247     13,096
Net income (loss)           (1,716)       4,759       3,601     (8,993)
Earnings (loss) per share     (.21)         .58         .43      (1.12)

                               Quarter Ended 1995
----------------------------------------------------------------------
                           MAR. 31      JUNE 30    SEPT. 30    DEC. 31
----------------------------------------------------------------------
Net sales                  $47,237      $71,465     $69,429    $53,535
Gross profit                15,518       24,197      22,538     18,838
Net income (loss)             (503)       3,128       2,399       (197)
Earnings (loss) per share     (.06)         .39         .30       (.02)

   Earnings per share amounts for each quarter are required to be computed independently and, therefore, may not equal the amount computed on an annual basis. See Note 4 regarding Other Costs and Expenses which decreased 1996 fourth quarter gross profit by $6,771,000, and 1996 fourth quarter net income by $6,636,000, or $.83 per share.

                                       20