Form 10-K, Exhibit 13
period 1997-12-31
LESCO INC/OH
filed 1998-03-26
CIK 745394

                                                                             (8)
                                                                   Exhibit 13

FINANCIAL REVIEW
LESCO, INC.

HIGHLIGHTS For the year ended December 31, 1997, the Company realized record revenues of $356.8 million, an increase of 14.4% over 1996 and, excluding non-recurring fourth-quarter charges in 1996, the Company's pre-tax income rose 52% in 1997 compared with 1996.

     In August 1997, the Company purchased the outstanding shares of stock of Tri Delta Fertilizer, Inc., located in Stockton, California, for $3.2 million. The operations of Tri Delta include granular and liquid fertilizer production facilities and related warehousing. Tri Delta manufactures, distributes and sells fertilizer and combination products to both turf and agricultural customers throughout the western United States. The acquisition of Tri Delta will provide the Company a base for expanding its business into the western United States. The acquisition was financed primarily through borrowings under the Company's credit facilities.

     In January 1998, the Company completed the purchase of the turf businesses of Agriturf, Inc. in Hatfield, Massachusetts, and Cadwell & Jones, Inc. in Manchester, Connecticut, for $6.0 million in cash, plus the assumption of approximately $2.1 million of debt. The asset purchase included 11.8 acres of land, a fertilizer manufacturing facility and related warehousing, working capital, and other manufacturing equipment and turf business assets located in Hatfield, Massachusetts. Both companies manufacture, distribute and sell fertilizer, combination products, turf protection products, turfgrass seed and other products for the professional, retail and agricultural markets in the northeastern United States. The acquisition will provide the Company with a manufacturing and distribution base to more economically serve its customers in the northeastern United States. The purchase was financed through borrowings under the Company's credit facilities.

RESULTS OF OPERATIONS Company sales rose to a record $356.8 million in 1997, a 14.4% increase compared with $312.0 million in 1996, which was 29.1% over 1995 sales of $241.7 million. Each of the Company's key sales groups reflected sales volume growth with Service Centers and Golf Course sales contributing the largest increase for both years. The increase reflects both the continued growth in new Service Centers and the maturation of sites already opened. During 1997, the Company opened 20 new Service Centers so that at the end of the year, the Company was operating 215 stores in 38 states. During the year, the Company closed one Service Center when the sales potential was deemed not to meet Company objectives. At the end of 1996, the Company had 196 sites in operation compared with 173 stores at the end of 1995. Same-store sales for 1997 increased 15.0% compared with a 13.1% increase in 1996. In 1998, the Company intends to expand the number of Service Centers by 20 stores, 19 of which are planned for opening during the first quarter.

     The Company recognized diluted net earnings of $1.02 per share in 1997 compared with a loss of $0.29 per share in 1996 and net earnings of $0.59 per share in 1995. The net loss in 1996 was attributable to $12.9 million of fourth-quarter pre-tax charges relating to certain non-recurring strategic activities as follows:

1) the formation of the Company's 50-50 joint venture with MTD Products Inc for the manufacture of commercial equipment and related relocation of equipment manufacturing operations from Sebring, Florida, to the joint venture; 2) the rationalization of the Company's product line and a reserve for the valuation of slow-moving and discontinued products; 3) the reorganization of the customer credit function, with an increase in reserves for potential bad debts; 4) the implementation of Company systems for the improved management of Company inventories and customer service; and 5) the revaluation of certain other assets to reflect current values. In connection with the relocation of equipment manufacturing operations from Sebring, Florida, to the joint venture, the Company paid $3.1 million of costs in 1997 relating to inventory disposal, equipment transfer and disposal, employee severance and other costs. The Company expects the relocation to be completed in 1998 without any material adjustment to the costs previously accrued.

     The Company's gross profit as a percent of sales in 1997 was 33.2% compared with 29.9% in 1996 and 33.6% in 1995. Excluding the non-recurring fourth-quarter 1996 charges to cost of sales, the gross profit percent in 1996 was 32.1%. During 1997, the gross profit on the Company's major products such as fertilizer, combination products, turfgrass seed and turf protection products increased while gross profit on equipment was unchanged. These gross profit increases are primarily due to the Company's focus on margin improvements through refinements in product purchases.

     Selling, general and administrative expenses for 1997 were 28.7% of sales compared with 30.7% of sales in 1996 and 30.1% in 1995. Adjusted for the effects of fourth-quarter 1996 non-recurring items, selling, general and administrative expenses for 1996 were 28.8% of sales. A $4.4 million, or 18.9% increase in the Company's freight and distribution costs accounted for the largest component of the increase for 1997 compared with 1996. The increase in freight costs during 1997 is attributable primarily to an increased sales volume of granular products (fertilizer and combination products), which have higher freight costs per dollar of sales compared with the Company's other product lines. In 1997, freight and distribution costs were 7.8% of sales compared with 7.5% of sales in 1996 and 7.2% of sales in 1995. Selling expenses of $51.1 million in 1997 increased 7.3% over $47.6 million in 1996, which represented an increase of 25.9% over 1995 selling expenses of $37.8 million. The increase in selling expenses is attributable primarily to the increase in the number of Service Centers operated by the Company, from 173 in 1995 to 196 in 1996 to 215 in 1997.

     Interest expense increased to $4.7 million from $4.2 million in 1996 and $2.8 million in 1995. The increase in 1997 is attributable primarily to additional debt to fund general increases in working capital levels to support the growth of the business and the purchase of Tri Delta in August. The increase during 1996 was attributable primarily to additional debt relating to the purchase of Pro-Lawn in January 1996 and other working capital increases associated with the growth of the business.

FINANCIAL REVIEW
LESCO, INC.

     The Company's effective tax rate in 1997 was 39.0% compared with 33.9% in 1996 and 38.4% in 1995. The lower tax rate in 1996 reflects the Company's net loss for that year and the federal effect of state and local income taxes.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES As of December 31, 1997, total assets of the Company were $200.3 million compared with $164.7 million at year-end 1996 and $137.8 million at year-end 1995. The increase in assets is attributable to growth in the business combined with seasonal working capital increases, capital additions and improvements, and assets acquired in the Company's purchase of Tri Delta. Funding for the increase in assets was provided by cash from operations, an increase in accounts payable and additional borrowing under the Company's credit facilities.

     The Company's debt-to-total capitalization ratio was .54 as of December 31, 1997, compared with .51 as of December 31, 1996, and .40 as of December 31, 1995. On November 5, 1997, the Company borrowed $7.5 million under an Industrial Revenue Bond (IRB) to fund the construction of its new fertilizer plant in Sebring, Florida. As of December 31, 1997, $4.8 million of the proceeds from this debt issue were held in a construction fund for the completion of the Sebring, Florida, fertilizer plant. It is anticipated that this construction project will be completed during the first half of 1998.

     Accounts receivable balances increased $8.4 million at December 31, 1997, compared with year-end 1996 and $9.7 million in 1996 compared with year-end 1995, an increase of 14.7% and 20.4%, respectively. These increases compare with sales increases of 14.4% in 1997 and 29.1% in 1996. Inventories increased $14.1 million as of December 31, 1997, compared with year-end 1996 and $7.3 million as of December 31, 1996, compared with year-end 1995, a 20.7% and 12.1% increase, respectively. The increase in inventories relates to the increase in the number of Service Centers and reflects some early purchases the Company made as of December 31, 1997, on advantageous terms in anticipation of needs for the 1998 season.

     During 1997, the Company's expenditures for capital improvements and additions totaled $12.8 million. Included in that total were an expenditure of approximately $3.2 million for the acquisition of Tri Delta and capital improvements subsequent to the purchase date, approximately $2.7 million for the design and implementation of information systems and technology designed to improve the Company's management of inventory and its customer service, and approximately $3.2 million for construction of the Company's fertilizer plant and improvement of its distribution facilities in Sebring, Florida. The remaining capital expenditures were primarily for Service Center expansions and for other improvements in the Company's manufacturing facilities. Capital improvement programs planned for 1998 include further expansion of the Company's network of Service Centers, completion of the fertilizer plant construction project in Sebring, Florida, and improvements to newly acquired operations in Hatfield, Massachusetts, and Stockton, California. The funding for these projects will come from operations, the Company's credit facilities or through specific IRB financing relating to the Sebring, Florida, capital project.

     The Company is a 50% owner of Commercial Turf Products, Ltd. (CTP) and accounts for this investment using the equity method of accounting. CTP, which began operations in May 1997, manufactures commercial equipment. For the period May 1997 through December 31, 1997, CTP incurred a net loss of $2.4 million, of which the Company has recorded its share ($1.2 million) as a reduction of its initial investment of $700,000. In connection with this joint venture the Company has also guaranteed 50% of CTP's long-term obligations which total $14.0 million at December 31, 1997.

     At December 31, 1997, the Company had $69.5 million of debt outstanding on its revolving line of credit. The credit facility matures in April 2000, is unsecured and has no prepayment penalty. Interest is payable at the bank's prevailing base rate or at alternative rates based on LIBOR or CD options as elected by the Company. At December 31, 1997, the Company had $10.5 million available under this line of credit. In January 1998, the Company borrowed $6.4 million under a bank's $10.0 million money market line of credit at a 6.875% rate of interest. The Company believes the current borrowing capacity is adequate for the foreseeable future.

YEAR 2000 IMPACT Over the past three years, the Company has broadly implemented new information systems and technology with respect to production, production planning, inventory management, order entry, distribution and financial systems. This broad-based strategic initiative will be completed by the end of 1998. As a result, it is the Company's assessment that these new systems and technology either have the capability now, or will by the end of 1998, to adequately recognize the year 2000. The Company does not currently expect third-party year 2000 compliance issues to have a material impact on its operation. An internal initiative has been established to continue to evaluate the potential impact of year 2000 on its operations.

NEW ACCOUNTING PRONOUNCEMENT In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131, which becomes effective in 1998, establishes standards for reporting segment information in annual and interim financial statements including disclosures about products and services, geographic areas and major customers. The Company has not yet determined the impact of adopting SFAS No. 131 on its financial disclosures.

SELECTED FINANCIAL DATA, 1997-1993
LESCO, INC.

STATEMENT OF OPERATING DATA
                                                                   FOR THE YEARS ENDED DECEMBER 31
                                                -------------------------------------------------------------------
(In thousands, except share data)                 1997           1996          1995           1994          1993
-------------------------------------------------------------------------------------------------------------------
Net sales                                       $356,841       $312,031      $241,667       $204,523     $166,203

Cost of sales                                    238,392        211,825       160,576        133,826      108,703

Other cost of sales                                   --          6,771            --             --           --
-------------------------------------------------------------------------------------------------------------------
Gross profit on sales                            118,449         93,435        81,091         70,697       57,500

Selling, general and administrative expenses     101,548         91,065        71,635         60,175       47,868

Other expenses                                       818          4,745         1,035          1,071        1,918
-------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                     16,083         (2,375)        8,421          9,451        7,714

Other deductions - net                             1,943          1,177           585             71          189
-------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and cumulative
   effect of change in accounting principle       14,140         (3,552)        7,836          9,380        7,525

Income tax (benefit) expense                       5,515         (1,203)        3,009          3,608        2,765
-------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of
   change in accounting principle                  8,625         (2,349)        4,827          5,772        4,760

Cumulative effect on prior years of changing the
   method of capitalizing certain inventory costs     --             --            --          1,149           --
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                                $ 8,625       $ (2,349)      $ 4,827        $ 6,921      $ 4,760
====================================================================================================================


EARNINGS PER SHARE

Per share income (loss) before cumulative effect
   of change in accounting principle
      Basic                                          $ 1.06        $ (0.29)       $ 0.61         $ 0.74       $ 0.70
      Diluted                                        $ 1.02        $ (0.29)       $ 0.59         $ 0.72       $ 0.68

Per share cumulative effect on prior years of
   changing the method of
   capitalizing certain inventory costs
      Basic                                           --             --            --              0.15        --
      Diluted                                         --             --            --              0.14        --
-----------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                      $ 1.06        $ (0.29)       $ 0.61         $ 0.89       $ 0.70
========================================================================================================================
Diluted earnings (loss) per share                    $ 1.02        $ (0.29)       $ 0.59         $ 0.86       $ 0.68
========================================================================================================================
Cash dividends per common share                      $ 0.12         $ 0.11        $ 0.10         $ 0.09       $ 0.08


BALANCE SHEET DATA
                                                                            DECEMBER 31
                                                 ------------------------------------------------------------------
(In thousands)                                    1997           1996          1995           1994          1993
-------------------------------------------------------------------------------------------------------------------
Working capital                                 $117,711       $ 99,904      $ 85,950       $ 70,839     $ 65,414

Total assets                                     200,318        164,673       137,821        114,612      104,471

Long-term debt, net of current portion            83,353         64,704        43,258         29,542       33,122

Shareholders' equity                              72,293         61,699        63,878         58,175       50,883


Note: Cumulative effect - Effective January 1, 1994, the Company changed its method of accounting for inventory costs to include the capitalization of certain warehousing, transportation and procurement costs which were previously expensed.

CONSOLIDATED STATEMENTS OF OPERATIONS
LESCO, INC.

                                                                                 FOR THE YEARS ENDED DECEMBER 31
                                                                             --------------------------------------
(In thousands, except share data)                                              1997           1996          1995
-------------------------------------------------------------------------------------------------------------------
Net sales                                                                    $356,841       $312,031     $241,667

Cost of sales                                                                 238,392        211,825      160,576

Other cost of sales                                                                --          6,771           --
-------------------------------------------------------------------------------------------------------------------
  Total cost of sales                                                         238,392        218,596      160,576
-------------------------------------------------------------------------------------------------------------------
   GROSS PROFIT ON SALES                                                      118,449         93,435       81,091

Selling, general and administrative expenses                                  101,548         91,065       71,635

Other expenses                                                                    818          4,745        1,035
-------------------------------------------------------------------------------------------------------------------
                                                                              102,366         95,810       72,670
-------------------------------------------------------------------------------------------------------------------
   INCOME (LOSS) FROM OPERATIONS                                               16,083         (2,375)       8,421

Other deductions (income):

  Interest expense                                                              4,749          4,214        2,831

  Other - net                                                                  (2,806)        (3,037)      (2,246)
-------------------------------------------------------------------------------------------------------------------
                                                                                1,943          1,177          585
-------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                              14,140         (3,552)       7,836

Income tax expense (benefit)                                                    5,515         (1,203)       3,009
-------------------------------------------------------------------------------------------------------------------
   NET INCOME (LOSS)                                                          $ 8,625       $ (2,349)     $ 4,827
===================================================================================================================
   EARNINGS (LOSS) PER SHARE

     BASIC                                                                    $  1.06       $  (0.29)     $   .61

     DILUTED                                                                  $  1.02       $  (0.29)     $   .59
===================================================================================================================

See notes to consolidated financial statements.




              REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Shareholders and Board of Directors
LESCO, Inc.

We have audited the accompanying consolidated balance sheets of LESCO, Inc. as of December 31, 1997, and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LESCO, Inc. at December 31, 1997, and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Cleveland, Ohio
February 17, 1998

                                                          /s/ ERNST & YOUNG LLP

CONSOLIDATED BALANCE SHEETS
LESCO, INC.

                                                                                                  DECEMBER 31
                                                                                          --------------------------
(In thousands, except share data)                                                             1997          1996
----------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS

   Cash                                                                                     $  3,403     $  1,900

   Accounts receivable, less allowance of  $3,000 in 1997;
      $4,100 in 1996                                                                          65,869       57,424

   Inventories                                                                                82,174       68,090

   Deferred federal income taxes                                                               2,680        4,734

   Prepaid expenses and other assets                                                           5,989        4,398
----------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT ASSETS                                                                   160,115      136,546

PROPERTY, PLANT AND EQUIPMENT

   Land                                                                                          499          499

   Buildings and improvements                                                                 18,076       13,521

   Machinery and equipment                                                                    26,887       24,712

   Furniture and fixtures                                                                     12,992        9,015
----------------------------------------------------------------------------------------------------------------------
                                                                                              58,454       47,747

   Less allowance for depreciation and amortization                                           27,238       24,454
----------------------------------------------------------------------------------------------------------------------
                                                                                              31,216       23,293

   Bond proceeds held for construction                                                         4,761
----------------------------------------------------------------------------------------------------------------------
                                                                                              35,977       23,293

OTHER ASSETS                                                                                   4,226        4,834
----------------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                                          $200,318     $164,673
======================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable                                                                         $ 34,002     $ 26,786

   Salaries, wages and profit sharing                                                          2,946        2,642

   Other liabilities and accrued expenses                                                      5,256        7,014

   Current portion of long-term debt                                                             200          200
----------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT LIABILITIES                                                               42,404       36,642

LONG-TERM DEBT                                                                                83,353       64,704

DEFERRED INCOME TAXES                                                                          2,268        1,628

SHAREHOLDERS' EQUITY

   Preferred shares - without par value - 500,000 shares authorized

   Common shares - without par value - 19,500,000 shares authorized; 8,256,084 shares issued and 8,250,356 shares outstanding in 1997;
      8,067,517 shares issued and 8,064,367 shares outstanding in 1996                           825          807

   Paid-in capital                                                                            29,268       26,549

   Retained earnings                                                                          42,347       34,694

   Less treasury shares                                                                          (59)         (17)

   Unearned compensation                                                                         (88)        (334)
----------------------------------------------------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY                                                              72,293       61,699

      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                            $200,318     $164,673
======================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
LESCO, INC.

                                                                                 FOR THE YEARS ENDED DECEMBER 31
                                                                             --------------------------------------
(In thousands)                                                                1997           1996          1995
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income (loss)                                                             $ 8,625       $ (2,349)     $ 4,827
Adjustments to reconcile net income (loss) to net cash used by operating activities:
   Depreciation and amortization                                                4,275          3,728        3,234
   Deferred income taxes                                                        2,679         (3,182)         291
   Increase in accounts receivable                                             (8,195)       (13,094)     (10,314)
   Provision for uncollectible accounts receivable                                818          3,392        1,035
   Increase in inventories                                                    (10,738)        (7,017)      (9,097)
   Change in inventory and plant relocation reserves                           (3,587)         8,124
   Increase in accounts payable                                                 6,370          3,116        3,003
   Change in other current items                                               (2,309)         1,791         (385)
   Other                                                                          801           (179)          65
--------------------------------------------------------------------------------------------------------------------
      NET CASH USED BY OPERATING ACTIVITIES                                    (1,261)        (5,670)      (7,341)
INVESTING ACTIVITIES:
Purchase of property, plant and equipment - net                                (9,882)        (5,140)      (7,609)
Acquisition of businesses                                                      (2,949)       (11,268)
Bond proceeds held for construction                                            (4,761)
--------------------------------------------------------------------------------------------------------------------
      NET CASH USED IN INVESTING ACTIVITIES                                   (17,592)       (16,408)      (7,609)
FINANCING ACTIVITIES:
Proceeds from borrowings                                                      124,507        110,200       81,400
Reduction of borrowings                                                      (105,858)       (88,754)     (67,684)
Issuance of common shares                                                       2,679            791        1,300
Cash dividends                                                                   (972)          (879)        (783)
--------------------------------------------------------------------------------------------------------------------
      NET CASH PROVIDED BY FINANCING ACTIVITIES                                20,356         21,358       14,233
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                 1,503           (720)        (717)
Cash - beginning of the year                                                    1,900          2,620        3,337
--------------------------------------------------------------------------------------------------------------------
      CASH - END OF THE YEAR                                                  $ 3,403        $ 1,900      $ 2,620
====================================================================================================================

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
LESCO, INC.

                                                    COMMON SHARES
                                               -----------------------                                     UNEARNED
                                                                         PAID-IN    RETAINED     TREASURY   COMPEN-
(IN THOUSANDS, EXCEPT SHARE DATA)                SHARES        DOLLARS   CAPITAL    EARNINGS      SHARES    SATION
---------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995                     7,798,923        $781     $23,552    $33,878        $(37)
   Issuance of common shares                     151,065          15       1,645
   Dividends paid-- $.10 per share                                                     (783)
   Net income                                                                         4,827
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                   7,949,988         796      25,197     37,922         (37)
   Issuance of common shares                      87,750           9         987
   Issuance of restricted common shares           23,029           2         332                            $(334)
   Issuance of treasury shares                     3,600                      33                     20
   Dividends paid-- $.11 per share                                                     (879)
   Net loss                                                                          (2,349)
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                   8,064,367         807      26,549     34,694         (17)     (334)
   Issuance of common shares                     193,295          19       2,787
   Forfeiture of restricted common shares         (4,728)         (1)        (68)                              69
   Amortization of unearned compensation                                                                      177
   Purchase of shares for treasury                (2,578)                                           (42)
   Dividends paid-- $.12 per share                                                     (972)
   Net income                                                                         8,625
---------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                   8,250,356        $825     $29,268    $42,347        $(59)    $ (88)
=====================================================================================================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
LESCO, INC.

NATURE OF BUSINESS The Company is engaged in a single business segment, which is the manufacture and marketing of turf care products, including turf control products, fertilizer, grass seed and equipment, to the professional sector of the green industry. Substantially all of the Company's accounts receivable are due from companies in the green industry located throughout the United States. Credit is extended based on an evaluation of each customer's financial condition and, generally, collateral is not required. Revenue is recognized when goods are shipped. The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions by management, and actual results may differ from these estimates.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of LESCO and its wholly owned subsidiary, Tri Delta Fertilizer, Inc. (Tri Delta). All significant intercompany transactions and balances have been eliminated in consolidation.

INVENTORIES: Inventories are valued principally at the lower of cost (average cost method) or market, and consist of $3,037,000 and $1,600,000 in raw materials and $79,137,000 and $66,490,000 in work in process and finished goods at December 31, 1997, and 1996, respectively.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets. Buildings are depreciated over 15 to 20 years, and machinery, equipment and other depreciable assets over 5 to 12 years. Expenditures for maintenance and repairs are charged to income as incurred. Additions and improvements are capitalized.

INTANGIBLE ASSETS: Included in other assets are $4,217,000 and $4,023,000 of intangible assets at December 31, 1997 and 1996 respectively, consisting primarily of trademarks, customer lists and other specifically identifiable assets arising from the Pro-Lawn (see Note 2) and Tri Delta acquisitions. These assets are being amortized using the straight-line method over periods of 3 to 20 years. Accumulated amortization was $522,000 and $246,000 at December 31, 1997, and 1996, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS: The Company assesses the recoverability of its long-lived and intangible assets by determining whether the amortization of the remaining balance over its remaining useful life can be recovered through undiscounted future operating cash flows. If impairment exists, the carrying amount of the related asset is reduced.

EARNINGS (LOSS) PER COMMON SHARE: Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). All per share amounts shown for prior periods have been restated to conform to the provisions of SFAS No. 128.

FINANCE CHARGES: Other - net in the accompanying statements of operations includes $3,118,000, $2,643,000 and $2,148,000 in customer finance charges in 1997, 1996 and 1995, respectively.

STOCK OPTIONS: The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, the Company follows the accounting provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which, if applicable, recognizes as compensation cost the difference between the fair market value and the exercise price of stock options at the date of grant.

NEW ACCOUNTING PRONOUNCEMENT: In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131, which becomes effective in 1998, establishes standards for reporting segment information in annual and interim financial statements, including disclosures about products and services, geographic areas and major customers. The Company has not yet determined the impact of adopting SFAS No. 131 on its financial disclosures.

NOTE 2 -- ACQUISITIONS
     On August 1, 1997, the Company purchased all of the outstanding shares of Tri Delta, Stockton, California, for $3,200,000, consisting of $2,949,000 in cash and the issuance of 12,465 shares of the Company's common stock. The Company recorded the acquisition using the purchase method of accounting.

     During January 1996, the Company completed the purchase of certain assets of Agway, Inc.'s Pro-Lawn Division. The agreement included acquisition of Pro-Lawn's sales organization and key administrative personnel, inventories and certain fixed assets, all Pro-Lawn licenses/trademarks and supply and distribution agreements for $11,268,000 in cash.

     The operating results of the acquired businesses have been included in the statement of operations since the date of the related acquisitions.

NOTE 3 -- INVESTMENT IN COMMERCIAL TURF PRODUCTS, LTD.
     The Company's 50% investment in Commercial Turf
Products, Ltd. (CTP) is accounted for under the equity method of accounting. Through December 31, 1997, the Company invested $700,000 in CTP. The Company has also recognized its share of CTP's net loss ($1,219,000) for the period from commencement of operations (May 1997) through December 31, 1997, which is included in "Other-net" in the statement of operations. At December 31, 1997, CTP had total assets of $15,024,000 and total liabilities of $16,063,000. In addition, the Company has guaranteed 50% of certain liabilities of CTP aggregating $14,026,000 at December 31, 1997. These liabilities mature through 2002 and bear interest at rates ranging from 3.5% to 8.5%.

NOTE 4 -- LONG-TERM DEBT
     Long-term debt consists of the following:

                                           DECEMBER 31
                                        -----------------
(In thousands)                             1997    1996
---------------------------------------------------------
Credit agreement                        $69,500  $58,200
Industrial revenue bonds                 13,375    5,875
Other debt                                  678      829
                                        -----------------
                                         83,553   64,904
Less current portion                        200      200
                                        -----------------
                                        $83,353  $64,704
                                        =================

     The credit agreement, which matures on April 30, 2000, provides for maximum borrowings of $80,000,000, is unsecured and has no prepayment penalty. Interest is payable at the bank's prevailing base rate (8.50% at December 31, 1997) as to $4,500,000 of principal, or at alternative rates elected by the Company as provided by the agreement (ranging from 6.78% to 6.84% at December 31, 1997) for the remaining principal due, together with a .125% commitment fee for the unused portion of the credit line. At December 31, 1997, $10,500,000 is available for borrowing. In 1998, additional amounts were borrowed principally for the asset purchases and working capital needs (see Note 11).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
LESCO, INC.

     The Company has a seven-year, $7,000,000 notional amount interest rate swap agreement expiring in 2002, which converts existing floating rate debt for 6.335% fixed rate debt. If the Company were to terminate this agreement at December 31, 1997, the estimated cost would be $103,000.

     In November 1997, the Company issued $7,500,000 of industrial revenue bonds related to a new Sebring, Florida, fertilizer plant. The bonds mature in 2017. At December 31, 1997, $4,761,000 of the proceeds are restricted for completion of the Sebring, Florida, fertilizer plant. The Company also has $5,875,000 of industrial revenue bonds outstanding related to its Martins Ferry, Ohio, facility, which mature in 2014. Interest is payable quarterly for both bonds at a rate based on comparable tax-exempt market rates (4.40% at December 31, 1997). Under certain circumstances, the Company may convert the interest rate to a fixed rate. The bonds related to the Sebring, Florida, facility are secured by a $7,726,000 letter of credit. At December 31, 1997, the Company has not drawn any amounts under the letter of credit. The letter of credit expires in March 2000. The bonds related to the Martins Ferry, Ohio, facility are secured by mortgages on property and equipment acquired with the proceeds (net book value of $7,200,000 at December 31, 1997).

     The revolving credit agreement and industrial revenue bonds contain various restrictive covenants, including limits on additional borrowings, lease payments and annual dividend payments ($1,500,000); maintenance of certain operating and financial ratios; and maintenance of minimum net worth ($59,400,000 at December 31, 1997). The carrying amount of the Company's long-term debt approximates fair value at December 31, 1997, based upon consideration of current market rates. The annual maturities of long-term debt for the years 1999 through 2002 are $99,000, $69,600,000, $96,600 and $101,500, respectively. Interest payments were
$4,873,000, $4,121,000 and $2,770,000 in the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE 5 -- LEASES
     The Company leases certain operating facilities and equipment. Certain lease agreements provide for renewal options along with provisions for adjusting the lease payments. Total rent expense for 1997, 1996 and 1995 was approximately $13,300,000, $11,400,000 and $8,900,000, respectively. Future minimum lease payments are as follows:

            (In thousands)
            YEAR ENDED DECEMBER 31    TOTAL
            ---------------------------------
            1998                     $ 9,631
            1999                       8,191
            2000                       7,324
            2001                       5,853
            2002                       4,502
            2003 and thereafter       11,183
                                     --------
                                     $46,684
                                     ========


NOTE 6 -- INCOME TAXES
     The provision for income taxes in the accompanying consolidated statements of operations consists of the following:

                                 YEARS ENDED DECEMBER 31
                                --------------------------
(In thousands)                    1997       1996       1995
---------------------------------------------------------------
Current                          $2,836    $ 1,979     $2,784
Deferred (benefit)                2,679     (3,182)       225
                                -------------------------------
Income tax expense (benefit)     $5,515    $(1,203)    $3,009
                                ===============================

     The provision (benefit) for income taxes differs from the statutory rate as follows:

                                              YEARS ENDED DECEMBER 31
                                        --------------------------------------
(In thousands)                           1997            1996            1995
------------------------------------------------------------------------------
Income taxes at statutory rate          $ 4,808        $(1,208)        $ 2,665
State and local income taxes net
  of federal income tax benefit             558            (95)            250
Other                                       149            100              94
                                        --------------------------------------
Income tax expense (benefit)            $ 5,515        $(1,203)        $ 3,009
                                        ======================================

     Income tax payments were $4,687,000, $4,006,000 and $4,562,000 in 1997,
 1996 and 1995, respectively.

     The significant components of deferred tax assets and liabilities are as follows:

                                 DECEMBER 31, 1997            DECEMBER 31, 1996
                              --------------------------  ------------------------
                                    DEFERRED TAX                DEFERRED TAX
                              --------------------------  ------------------------
(In thousands)                ASSETS        LIABILITIES     ASSETS     LIABILITIES
----------------------------------------------------------------------------------
Depreciation                                  $2,104                      $1,607
Allowance for bad
  debts                        $1,020                       $1,394
Net operating loss
  carryforward                    621                           97
Inventory reserves                462                          684
Accrued compensation              581                          667
Reserves for relocation
  of equipment manu-
  facturing operations            940                        2,009
Prepaid expenses                                 406                         355
Other                             104            185           349           147
                              --------------------------  ------------------------
Total                           3,728          2,695         5,200         2,109
Valuation allowance              (621)
                              --------------------------  ------------------------
                               $3,107         $2,695        $5,200        $2,109
                              ==========================  =========================

     As of December 31, 1997, the Company has net operating loss carryforwards of $1,800,000 for federal income tax reporting purposes which expire in varying amounts, if unused, in years 1999 through 2011. The carryforwards relate to the acquisition of Tri Delta Fertilizer, Inc. The availability of these carryforwards is subject to certain limitations including those due to a change in ownership of more than 50% of the value of Tri Delta's capital stock in a one-year period. The Company has recorded a valuation allowance due to the uncertainty of the utilization of the net operating loss carryforwards prior to their expiration.

NOTE 7 -- CAPITAL STOCK AND STOCK PLANS
STOCK OPTIONS: The Company has stock option plans which provide for the issuance of incentive stock options, non-qualified stock options, stock appreciation rights (SARs) either in connection with, or independent of, any option, and performance and other share awards. The plans provide for the issuance of a maximum of 1,583,875 common shares to key employees.

     Options are exercisable for up to 10 years, at an option price which approximates the fair market value on the date the option is granted. Additional paid-in capital includes tax benefits of $429,000, $205,000 and $352,000 relating to the exercise of options in 1997, 1996 and 1995, respectively. The following table summarizes the changes in the outstanding options for the three years ended December 31, 1997:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
LESCO, INC.

                                           1997                         1996                         1995
                                 ---------------------------  ----------------------------  ----------------------------
                                                Weighted                      Weighted                   Weighted
                                                 Average                       Average                   Average
                                   Options   Exercise Price     Options    Exercise Price     Options Exercise Price
------------------------------------------------------------  ----------------------------  ----------------------------
Outstanding - beginning of year   811,726           $13.09      635,076          $11.92      656,801         $10.26
  Granted                          97,850            17.69      272,050           14.56      142,250          15.51
  Exercised                      (176,063)           11.82      (87,750)           9.01     (149,225)          8.60
  Canceled/forfeited              (10,075)           14.04       (7,650)          15.02      (14,750)          6.31
                                 ---------------------------  ----------------------------  ----------------------------
Outstanding - end of year         723,438           $13.86      811,726          $13.09      635,076         $11.92
                                 ===========================  ============================  ============================
Option price range at end of year                   $ 5.67 to                    $ 5.67 to                   $ 5.67 to
                                                    $21.50                       $16.00                      $16.00
Exercisable - end of year         596,268                       679,726                      635,076
Reserved for future grants        290,189                       391,825                      226,825
Weighted average fair value of
  options granted during the year                   $ 4.55                       $ 4.35                      $ 4.58


The following table summarizes information about stock options outstanding as of December 31, 1997:


RANGE OF                                           OPTIONS          OPTIONS       WEIGHTED AVERAGE WEIGHTED AVERAGE
EXERCISE PRICES                                  OUTSTANDING      EXERCISABLE      EXERCISE PRICE  CONTRACTUAL LIFE
--------------------------------------------------------------------------------------------------------------------
$ 5.67 to $ 7.00                                     88,438           88,438           $ 6.47          2.2 years
$11.33 to $15.00                                    472,550          410,550            14.10          7.0 years
$16.00 to $21.50                                    162,450           97,280            16.51          7.0 years
                                                  ------------------------------------------------------------------
                                                    723,438          596,268           $13.36         6.3 years
                                                  ==================================================================

     During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation expense has been recognized for the stock option plans as permitted under previously existing accounting standards. Had compensation cost for the stock option plans been determined based on the fair value at the grant date in accordance with SFAS No. 123, the Company's net income (loss) and related earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

                                              YEARS ENDED DECEMBER 31
                                        -----------------------------------
(In thousands, except share data)       1997           1996           1995
---------------------------------------------------------------------------
Net income (loss) - as reported        $8,625        $(2,349)        $4,827
Net income (loss) - pro forma          $8,346        $(2,751)        $4,453
Earnings (loss) per share -
  as reported
   Basic                               $ 1.06        $  (.29)        $  .61
   Diluted                             $ 1.02        $  (.29)        $  .59
Earnings (loss) per share -
  pro forma
   Basic                               $ 1.03        $  (.34)        $  .57
   Diluted                             $  .98        $  (.34)        $  .55

     Included in these pro forma disclosures are stock options issued in 1997, 1996 and 1995 that were 100% vested by the end of the year in which the options were granted. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions used for 1997, 1996 and 1995, respectively: dividend yield of .62%, .69% and .68%; expected stock price volatility of .27, .28 and .29; risk-free interest rate of 5.70%, 6.00% and 5.35%; and expected lives of four years. This option valuation model requires input of highly subjective assumptions and, in management's opinion, does not provide a reliable single measure of the fair value of its employee stock options.

     In 1993, the Company entered into an employment agreement with an executive officer that provides for the issuance of non-qualified stock options to purchase up to 300,000 common shares. Such options vest ratably over a five-year period beginning June 30, 1994, and expire 10 years after each option vests. The exercise price per share is $9.33 for the first 60,000 common shares and $10.00 for the remaining 240,000 common shares. Options for 270,589 shares were outstanding and 210,598 shares were exercisable at December 31, 1997.

RIGHTS PLAN: In May 1994, the Company adopted a preferred share purchase rights plan and declared a distribution of one Preferred Share Purchase Right (Right) on each outstanding common share. The Rights will become exercisable if a person or group acquires 20% or more of the Company's common shares, announces a tender offer for 20% or more of the common shares or is declared an "adverse person" by the Company's Board of Directors. Each Right entitles shareholders to buy one one-hundredth of a share of a new series of participating preferred shares at an exercise price of $75.00.
     In addition, if a person or group acquires 20% or more of the Company's outstanding common shares, each Right will entitle its holder (other than such person or members of such group) to purchase one of the Company's common shares (subject to certain adjustments) for a price of $.50 per share. If, after a person acquires 20% or more of the Company's common shares, the Company is acquired in a merger or other business combination transaction with such person, or 50% or more of its assets or earning power are sold, each Right will entitle its holder to purchase for a price of $.50 per share a specified number of the acquiring Company's common shares.
     Prior to the acquisition by a person or group of 20% or more of the Company's common shares, the Rights are redeemable for one cent per right at the option of the Board of Directors. The Rights expire on May 31, 2004.

PERFORMANCE SHARE PLAN: During 1996, the Company established a Long-Term Performance Plan which grants restricted common stock awards to certain officers. These officers are entitled to receive common stock of the Company based upon certain performance criteria over a three-year performance period. Participants in the plan have the rights of shareholders, including the right to receive dividends and the right to vote. In 1996, 23,029 shares were granted with a fair market value of $334,000,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
LESCO, INC.

of which 4,728 shares with a fair market value of $69,000 were forfeited in 1997. Compensation expense of $177,000 was recognized in 1997 under this plan, based upon the probability that certain threshold performance criteria would be met. This activity is reflected in the shareholders' equity as unearned compensation and amortization of unearned compensation.

NOTE 8 -- DEFINED CONTRIBUTION RETIREMENT PLAN
     The Company maintains a defined contribution retirement plan for its employees. The Company matches the contributions of participating employees on the basis of percentages specified in the plan. Company contributions to the plan were $465,000, $454,000 and $364,000 for 1997, 1996 and 1995, respectively.

NOTE 9 -- EARNINGS PER SHARE
     The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except share data)            1997                1996               1995
--------------------------------------------------------------------------------------------
NUMERATOR:
  Net income (loss)                      $     8,625        $    (2,349)        $     4,827
DENOMINATOR:
  Denominator for basic
   earnings per share -
   weighted average
   shares                                  8,136,144          8,007,001           7,878,298
  Effect of dilutive
   securities:
   Employee stock options                    341,643                 --             254,428
   Performance shares                         18,301                 --                  --
                                         ----------------------------------------------------
  Dilutive potential
   common shares                             359,944                 --             254,428
  Denominator for diluted
   earnings per share -
   adjusted weighted
   average shares and
   assumed conversions                     8,496,088          8,007,001           8,132,726
                                         ====================================================
EARNINGS (LOSS) PER SHARE
  Basic                                  $      1.06        $     (0.29)        $      0.61
                                         ====================================================
  Diluted                                $      1.02        $     (0.29)        $      0.59
                                         ====================================================


NOTE 10 -- OTHER COSTS AND EXPENSES
     A summary of significant items included in the statements of operations is as follows:

                               OTHER COST
(In thousands)                  OF  SALES              OTHER EXPENSES
-------------------------------------------  ------------------------------------
FOR THE YEARS ENDED
DECEMBER 31                        1996          1997          1996          1995
-------------------------------------------  ------------------------------------
Costs related to the
  relocation of equipment
  manufacturing
  operations                     $4,555            --        $1,353            --
Inventory reserves                2,216            --            --            --
Provisions for
  uncollectible
  accounts receivable                --        $  818         3,392        $1,035
                                -----------  ------------------------------------
                                 $6,771        $  818        $4,745        $1,035
                                ===========  ====================================

     In October 1996, the Company entered into an agreement to create a joint venture to manufacture commercial turf care equipment. In conjunction with this joint venture, the Company decided to relocate the equipment manufacturing operations of its Sebring, Florida, plant facility. Accordingly, certain costs related to this plant relocation were recognized during the fourth quarter of 1996, and consist of inventory valuation reserves of $4,555,000 and other related plant shutdown costs of $1,353,000. In 1997, the Company began carrying out its plan to relocate these equipment manufacturing operations. Accordingly, costs totaling $3,144,000 were paid and charged against the accrual. The Company anticipates that the shutdown process will be completed in 1998.

     During 1996, the Company conducted a comprehensive product evaluation, which led to the discontinuance of certain finished goods inventory items. As a result of this evaluation, an inventory redeployment program was implemented in order to consolidate discontinued and slow-moving finished goods inventories from the Company's respective Service Center and golf truck facilities into more centralized locations for redistribution and liquidation. As a result of this process, the historical cost of certain inventory items was reduced by $2,216,000 during the fourth quarter of 1996 to reflect its estimated net realizable value.

     Additionally, in the fourth quarter of 1996, the Company revised its estimated accounts receivable write-off percentages to more closely reflect current collection trends. The increase in the estimated write-off rates resulted in a $1,931,000 charge to operations in the fourth quarter of 1996.

     The combined effect of these items decreased pre-tax income in the fourth quarter of 1996 by $10,055,000, and after-tax income by $6,636,000, or $.83 per share (diluted).

NOTE 11 -- SUBSEQUENT EVENT
     On January 30, 1998, the Company completed the purchase of certain assets of Agriturf, Inc. of Hatfield, Massachusetts, and Cadwell & Jones, Inc. of Manchester, Connecticut, for $6,000,000 in cash, plus the assumption of approximately $2,100,000 of debt. The asset purchase included land, a fertilizer manufacturing facility and related warehouse, working capital and manufacturing equipment.

NOTE 12 -- QUARTERLY RESULTS (UNAUDITED)
     The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1997, and 1996:

                                                    QUARTER ENDED 1997
(In thousands,                 -------------------------------------------------------------
except share data)                 MAR. 31         JUNE 30         SEPT. 30        DEC. 31
--------------------------------------------------------------------------------------------
Net sales                         $ 65,267         $111,128        $103,243        $ 77,203
Gross profit                        22,251           36,796          33,878          20,738
Net (loss) income                   (1,009)           6,276           4,445          (1,087)
(Loss) earnings per share:
  Basic                               (.13)             .77             .54            (.13)
  Diluted                             (.13)             .74             .51            (.13)

                                                    QUARTER ENDED 1996
                               -------------------------------------------------------------
                                   MAR. 31         JUNE 30         SEPT. 30        DEC. 31
--------------------------------------------------------------------------------------------
Net sales                         $ 53,533         $104,444        $ 91,316        $ 62,738
Gross profit                        17,999           33,093          29,247          13,096
Net (loss) income                   (1,716)           4,759           3,601          (8,993)
(Loss) earnings per share:
  Basic                               (.21)             .60             .45           (1.12)
  Diluted                             (.21)             .57             .43           (1.12)

     Earnings per share amounts for each quarter are required to be computed independently and, therefore, may not equal the amount computed on an annual basis. During the fourth quarter of 1997, net income decreased by approximately $316,000 or $.04 per share (diluted) due to changes in prior quarter estimates relating to inventory adjustments. See Note 10 regarding Other Costs and Expenses, which decreased 1996 fourth-quarter gross profit by $6,771,000 and 1996 fourth-quarter net income by $6,636,000, or $.83 per share.


                                       24